Filed by Electronic Data Systems Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Electronic Data Systems Corporation

Commission File No. 001-11779

Electronic Data Systems Corporation

Registration Statement on Form S-4

Registration No. 333-114061

The following press release was issued on March 31, 2004 by Electronic Data Systems Corporation:

[EDS LOGO]

CONTACTS:
Sean Healy	Lori Marsh
EDS Media Relations	EDS Investor Relations
201-447-3475	972-605-8933
shealy@eds.com	lori.marsh@eds.com

For Release: 5 a.m. (CT) Wednesday, March 31, 2004

EDS Announces Exchange Offer For Its FELINE PRIDES

Exchange to Reduce Debt and Accelerate Conversion of FELINE PRIDES into Common Stock

PLANO, Texas – EDS today commenced an offer to exchange its FELINE PRIDES in the form of Income PRIDES in order to strengthen its balance sheet and reduce overall debt. EDS is offering to exchange 0.8430 shares of EDS common stock plus $2.53 in cash for each validly tendered and accepted Income PRIDES.

The exchange offer for the Income PRIDES will expire at 12 midnight (ET), on April 27, 2004, unless extended by EDS. Tendered Income PRIDES may be withdrawn at any time prior to the expiration date.

EDS originally issued 32.2 million FELINE PRIDES units in June 2001, raising approximately $1.6 billion in cash. Each unit consists of: 1) a forward purchase contract obligating the holder to purchase EDS common stock; and 2) a note owned by the holder but pledged to EDS to secure the holder’s obligations under the purchase contract.

The terms and conditions of the exchange offer are described in the exchange offer documents dated March 31, 2004. The completion of the exchange offer is subject to conditions described in the exchange offer documents, which include, among other conditions, the effectiveness of the registration statement relating to the exchange offer, which was filed today with the SEC, and the continued listing on the New York Stock Exchange of the Income PRIDES that remain outstanding after the exchange offer (which may require proration of tendered Income PRIDES). Subject to applicable law, EDS may waive certain other conditions applicable to the exchange offer or extend, terminate or otherwise amend the exchange offer.

The EDS common stock being offered in the exchange may not be sold nor may offers to exchange be accepted prior to the time that the registration statement related to the exchange offer becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the EDS common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Merrill Lynch & Co., Inc. and Citigroup Global Markets Inc. are acting as co-lead dealer managers, Mellon Investor Services LLC is the information agent, and JPMorgan Chase Bank is the exchange agent for the offer. Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer may be obtained at no charge from the information agent at 866-293-6625 or from the Securities and Exchange Commission’s Web site at www.sec.gov. Additional information concerning the terms of the exchange offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 866-293-6625 or Merrill Lynch at 888-654-8637 (toll-free) or Citigroup at 877-531-8365 (toll-free). The materials related to the exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

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About EDS

EDS, the world’s most experienced outsourcing services company, delivers superior returns to clients through its cost-effective, high-value services model. EDS’ core portfolio comprises information-technology and business process outsourcing services, as well as information-technology transformation services. EDS’ two complementary, subsidiary businesses are A.T. Kearney, one of the world’s leading high-value management consultancies, and UGS PLM Solutions, a leader in product data management, collaboration and product design software (which EDS has contracted to sell to a group of private equity firms for $2.05 billion). With 2003 revenue of $21.5 billion, EDS is ranked 87th on the Fortune 500. The company’s common stock is traded on the New York (NYSE: EDS) and London stock exchanges.